UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Andrew S. Hedden, Esq.

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, NY 10036

(212) 626-4100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A

Filing Party: N/A Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On September 23, 2010, Scholastic Corporation issued a press release announcing its intention to commence an issuer tender offer to purchase for cash up to $150 million of its shares of Common Stock, par value, $.01 per share. The press release is attached as Exhibit 99.1.

The attached exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 12.	Exhibits

Exhibit No.	Description

99.1	Press Release announcing Scholastic Corporation’s intention to conduct a modified Dutch Auction tender offer, dated September 23, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Richard Robinson

Name:	Richard Robinson
Title:	Chairman of the Board, President
and Chief Executive Officer
Date:	September 23, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release announcing Scholastic Corporation’s intention to conduct a modified Dutch Auction tender offer, dated September 23, 2010.